UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2009, OR

\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below: Procter & Gamble 1-4-1 Plan, Procter & Gamble Technical Centres Limited, Cobalt 12, Silver Fox Way, Cobalt Business Park, Newcastle upon Tyne NE27 0QW.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

Item 1.	Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 2)

Item 2.	Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence). (See Page 3)

PROCTER & GAMBLE 1-4-1 PLAN
Statements of Net Assets Available for Plan Benefits as of June 30, 2009 and 2008,
Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended
June 30, 2009, 2008 and 2007, and Report of Independent Registered Public Accounting Firm

TABLE OF CONTENTS

                                                                                                                                                                                                Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                                                       1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of June 30, 2009 and 2008                                                                    2

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended
June 30, 2009, 2008 and 2007                                                                                                                                                   3

Notes to Financial Statements for the Years Ended June 30, 2009, 2008 and 2007                                                                      4-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of the Procter & Gamble 1-4-1 Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Procter & Gamble 1-4-1 Plan (“the Plan”) as of June 30, 2009 and 2008, and the related statements of changes in net assets available for plan benefits for the years ended June 30, 2009, 2008 and 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of June 30, 2009 and 2008 and the changes in net assets available for plan benefits for the years ended June 30, 2009, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte LLP

DELOITTE LLP
Newcastle upon Tyne, United Kingdom

28 September 2009

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2009 AND 2008

	2009	2008
	£	£
ASSETS:
Investment in The Procter & Gamble Company common stock, at fair value	33,268,992	30,082,394
Cash at bank and in hand	720,577	954,245
Total assets	33,989,569	31,036,639

LIABILITIES:
Amounts due to others	(71,098)	(71,643)
Contributions received in advance	(636,321)	(603,064)
Total liabilities	(707,419)	(674,707)

NET ASSETS AVAILABLE FOR BENEFITS	33,282,150	30,361,932

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JUNE 30, 2009, 2008 AND 2007

	2009	2008	2007
	£	£	£
ADDITIONS (LOSSES):
Investment income:
Net appreciation (depreciation) in fair value of
The Procter & Gamble Company common stock	(347,715)	(23,872)	(32,553)
Dividends from The Procter & Gamble Company common stock	849,992	522,807	396,123
Total investment gain (loss)	502,277	498,935	363,570
Contributions:
Contributions from participating Procter & Gamble companies	3,483,476	3,577,341	3,232,155
Contributions from participants	3,483,476	3,577,341	3,232,155
Total contributions	6,966,952	7,154,682	6,464,310
Income from participating Procter & Gamble companies	17,045	11,562	18,365
Total additions	7,486,274	7,665,179	6,846,245

DEDUCTIONS:
Distributions and withdrawals to participants	(4,549,011)	(2,742,183)	(1,547,293)
Administrative expenses	(17,045)	(11,562)	(18,365)
Total deductions	(4,566,056)	(2,753,745)	(1,565,658)

NET INCREASE	2,920,218	4,911,434	5,280,587

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	30,361,932	25,450,498	20,169,911

End of year	33,282,150	30,361,932	25,450,498

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2009, 2008 AND 2007

1.	PLAN DESCRIPTION

The following brief description of the Procter & Gamble 1-4-1 Plan (“Plan”) is provided for general information purposes only.  Participants should refer to the Plan agreement for more complete information.

General - The Plan is a share purchase plan established on October 1, 2002 by The Procter & Gamble Company (“Company”), replacing the Procter & Gamble Matched Savings Share Purchase Plan, which ceased to be tax efficient from this date, to provide a means for eligible United Kingdom (“UK”) employees to tax efficiently purchase shares in the Company. The Plan is administered by Capita IRG Trustees Limited who were appointed by the Trustees of the Plan and hold the Plan assets on behalf of the Trustees of the Plan.

Contributions- Employees can contribute up to 2.5% of their salary/wage, subject to a minimum monthly contribution of £10.  The participating Procter & Gamble companies (see note 8) match all contributions by employees in full.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the participating Procter & Gamble company’s matching contribution, and allocations of Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined.  The distribution to which a participant is entitled is limited to the shares that can be provided from the participant’s account.

Vesting – Participants are vested immediately in all shares allocated to their account.

Investments – Participants are only permitted to invest in Company common stock. Any dividends on shares of Company common stock are invested in additional shares of Company common stock.

Participant Loans – Under the terms of the Plan agreement, participants are not permitted to borrow funds from their account balance.

Distributions and Withdrawals – Participants may withdraw contributory shares from the Plan at any time; however, participants who withdraw contributory shares from the Plan within five years of acquisition will become liable for UK income tax and national insurance. Participants cannot withdraw matching shares from the Plan within 5 years of purchase, and cannot withdraw dividend shares from the Plan within 3 years of purchase, unless the participant ceases to be an employee of the participating Procter & Gamble companies.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein.  Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in Company common stock which represents a concentration in investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition – The Plan’s investment in Company common stock is stated at fair value, which is based on quoted market prices and is translated into sterling at the rate of exchange at June 30. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Fair Value Measurements  -FASB Statement No. 157, Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.
Level 2
Inputs to the valuation methodology include
• quoted prices for similar assets or liabilities in active markets;
• quoted prices for identical or similar assets or liabilities in inactive markets;
• inputs other than quoted prices that are observable for the asset or liability;
• inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

All investments are measured following a level 1 valuation technique.

Net (Depreciation) Appreciation  in Fair Value of Investments - Realised and unrealised (depreciation) / appreciation in fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realised (depreciation) / appreciation, or on the last day of the year for unrealised (depreciation) / appreciation

Cash at Bank and In Hand – Amounts shown as cash at bank and in hand are uninvested funds held that are to be invested in Company common stock in the following month.

Expenses of the Plan - Investment management expenses and all other fees and expenses are reimbursed by the participating Procter & Gamble companies (see Note 8).

Distributions and Withdrawals (Amounts due to others) – Distributions and withdrawals to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were £60,977 and £60,977 at June 30, 2009 and 2008, respectively.

3.	INVESTMENTS

The Plan’s investment in Company common stock experienced net (depreciation) in value as follows for the years ended June 30, 2009, 2008, and 2007:

	2009	2008	2007
	£	£	£
The Procter & Gamble Company
common stock:
Net appreciation (depreciation)	(347,715)	(23,872)	(32,553)

4.      AMOUNTS DUE TO OTHERS
	2009	2008
	£	£

Amounts due to members	60,977	60,977
Amounts due to participating Procter & Gamble companies	9,022	9,567
Amounts due to Capita IRG Trustees Limited	1,099	1,099

	71,098	71,643

5.	TAX STATUS

The Inland Revenue (IR) has determined and informed the Company that it is an approved Employee Share Scheme under UK tax legislation.  Therefore, the Plan Administrator believes that the Plan was qualified and tax-exempt as of June 30, 2009 and no provision for income taxes has been reflected in the accompanying financial statements.

6.	RELATED PARTY TRANSACTIONS

At June 30, 2009 and 2008, 1,070,923 and 971,086 shares of Company common stock were held by the Plan, respectively. The cost of this stock at June 30, 2009 and 2008, was £33,195,410 and £29,666,069, respectively. During the years ended June 30, 2009, 2008 and 2007, the Plan recorded dividend income from Company common stock of £849,992, £522,807, and £396,123, respectively. Contributions from participating Procter & Gamble companies of £3,483,476, £3,577,341, and £3,232,155 were recorded for the years ended June 30, 2009, 2008 and 2007, respectively. Also, the Plan received reimbursements for adminstrative expenses from the Company titled Income From The Procter & Gamble Company in the Statements of Changes in Net Assets Available For Plan Benefits for the years ended June 30, 2009, 2008 and 2007 of £17,045, £11,562, and £18,365, respectively.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan agreement.

8.	PARTICIPATING PROCTER & GAMBLE COMPANIES

The participating Procter & Gamble companies are as follows:

Procter & Gamble Pharmaceuticals UK Limited
Procter & Gamble Prestige UK Limited
Procter & Gamble Product Supply (UK) Limited
Procter & Gamble Technical Centres Limited
Procter & Gamble (L&CP) Limited
Procter & Gamble (Health & Beauty Care) Limited
Gillette UK Limited
Gillette European Services Centre Limited
Gillette Management LLC
Gillette Central Services Limited

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newcastle upon Tyne United Kingdom on September 24, 2009.

PROCTER & GAMBLE 1-4-1 PLAN

                         By:  /s/ Susan E. Carver
                          Susan E. Carver
                          Trustee,
                          Procter & Gamble 1-4-1 Plan

EXHIBIT INDEX

Exhibit No.                                         Page No.

23                                              Consent of Deloitte LLP                                  9

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-100561 of The Procter & Gamble Company on Form S-8 of our report dated  September 28, 2009, appearing in this Annual Report on Form 11-K of The Procter & Gamble 1-4-1 Plan for the year ended 30 June 2009.

/s/ DELOITTE LLP

DELOITTE LLP
Newcastle upon Tyne, United Kingdom

 September 28, 2009